SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of
1934

Red Mile Entertainment
(Name of Issuer)

Common Stock ($0.001 par value per
share)
(Title of class of Securities

75678Q402
(CUSIP Number)

Susan Scullion
J.F. Mackie & Company Ltd
1550, 335 - 8 Ave SW
Calgary, Alberta, T2P 1C9
Canada
(Name, Address and Telephone Number
of Person Authorized to Receive
Notices and Communications)

December 17, 2008
(Date of Event which Requires Filing
of this Statement)

CUSIP No. 75678Q402
1.	Name of Reporting persons
IRS Identification Nos of above
persons (entities only)

J.F. Mackie & Company Ltd

2.	Check the appropriate box if a
Member of a Group?N.A

3.	SEC Use Only

4.	Source of Funds?WC

5.	Check if Disclosure of Legal
Proceedings Is Required Pursuant to
Items 2(d) or 2(e)?.N/A

6.	Citizenship of Place of
Organization?Alberta, Canada

7.	Sole Voting Power?.3,007,008
shares

8.	Shared Voting Power?N/A

9.	Sole Dispositive Power?N/A

10.	Shared Dispositive Power?N/A

11.	Aggregate Amount Beneficially
Owned by Each Reporting
Person?3,007,008 shares

12.	Check if the Aggregate Amount
in row (11) excludes certain
shares?N/A

13.	Percent of Class Represented
by Amount in Row (11)?18.8%

14.	Type of Reporting Person?BD




Schedule 13-D
CUSIP 75678Q402
____________________________________________

Item 1. Security and Issuer

This Statement is being filed with respect to the common stock, $0.001 par value per share
(the "Common Stock"), of Red Mile
Entertainment Inc., a Delaware corporation
(the "Company"). The address of the principal executive offices of the Company is 223 San
Anselmo Way, #3, San Anselmo, CA 94960


Item 2. Identity and Background

(a)	This schedule 13D is being filed on
behalf of J.F. Mackie & Company Ltd.
(the "Reporting Person")
(b)	The address of the principal business
and principal office of the Reporting
Person is 1550, 335 ? 8 Ave SW,
Calgary, Alberta, T2P 1C9
(c)	Executive officers:
a.	Robert LeSourd, CEO
79 Massey Place SW, Calgary, AB,
T2V 2G7
	      b.   Susan Scullion, CFO
		102 Lynx Meadows Dr, Calgary, AB,
T3L 2L9
	      c.   James Mackie, Chairman
		2920 Park Lane Sw, Calgary, AB, T2S
2L7
	      d.   Philip Hodge, Managing
Director, Investment Banking
		203 Snowberry Circle, Calgary, AB,
T3Z 3C4
	      e.   Joseph Scott Riddell
		RR 4, LCD 9, Calgary, AB, T2M 4L4
f.	Donald McPherson, Director /
Investment Advisor
319 - 33 Ave SW, Calgary, AB, T2S
0S8

(d)	During the last five years, none of
the above have been convicted in a
criminal proceeding (excluding
traffic tickets or similar
misdemeanors).
(e)	During the last five years, none of
the above have been party to a civil
proceeding of a judicial or
administrative body of competent
jurisdiction or were subject to a
judgment, decree or final order
enjoining future violations of, or
prohibiting or mandating activities
subject to, federal or state
securities laws or finding any
violation with respect to such laws
or finding any violation with respect
to such laws.
(f)	All of the Executive officers listed
above are Canadian citizens.


Item 3. Source and Amount of Funds or Other
Consideration

The shares of Red Mile Entertainment, Inc will be purchased from the working capital of J.F. Mackie & Company Ltd.

Item 4. Purpose of Transaction.

J.F. Mackie & Company Ltd is buying the
shares of Red Mile Entertainment, Inc from certain clients in order to allow clients to crystallize losses for Canadian Tax purposes.
J.F. Mackie and Company Ltd is a passive investor and has no intention in acquiring further shares of Red Mile Entertainment, Inc. Items (a) - (j) do not apply to our transaction.


Item 5. Interest in Securities of the Issuer

      (a) - (b)    The aggregate number of
Common Shares involved in this
        	     Transaction is 3,007,008
shares. This works out to 18.8%
       	     of the outstanding shares.
(c)	  See Schedule A (attached at the
end of this document)
(d) - (e)    Not applicable





Item 6. Contracts, Arrangements,
Understandings or Relationships with Respect to Securities of the Issuer

To the Reporting Person's knowledge, other than described in Items 3, 4, and 5 of this
Schedule 13D, there are no other contracts, arrangements, understanding or relationship
(legal or otherwise) among any of the persons named in Item 2 and between such persons and any other person with respect to any securities of the Company.


Item 7. Material to be filed as Exhibits

See attached Schedule A (attached at the end of this document)





Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this document is true, complete and correct.

Dated: December 17, 2008



________________________
Name: Susan Scullion

Title: Chief Financial Officer



* Please see Schedule A attached on next page











Schedule A

CLIENT NAME
# SHARES


ISM 572575

Boyce, Jeff
200,000
Deesons
202,573
Fong, Chen
40
Grunwald, Richard
10,000
Hodge, Phil
16,000
Johnston, Gord &
Barb
40,000
Mackie, Brenda
105,754
Mackie, Jamie
105,754
Mackie, Jeffrey
39,711
McPherson, Don
42,000
Osadchuk Holdings
30,250
Peacock, Judy
10,000
Riddell, Joseph
Scott
26,667
Will, Darcy
40,753
TOTAL
869,502




ISM 572576

Bowford
6,667
Braund, Rick
16,667
Ford, Harry &
Sandra
6,667
Gilmore, John
1,667
Mackie, Andrew
9,334
Meininger, Anne
12,000
Radtke, Emily
9,334
Robb, Chris
6,667
The Marilem Fund
106,667
LeSourd, Robert
6,667
TOTAL
182,337




ISM 572578

AB 539934
80,000
Allard, Jim
10,188
Auchinleck,
Richard
80,753
Barr, Mary
10,188
BC 290301 (Jim
Allen)
11,003
Bolter, John
10,188
Bowford
10,188
Carlin, Brian
20,377
Condin, Andrew
4,075
Cornhill, David
20,377
Dacambra, Brian
7,200
Deesons
463,014
Dime Investments
Club
10,000
Eeson, Ralph
10,000
Evans, Derek
10,188
Fichtner, Larry
20,377
Ford, Harry &
Sandra
16,301
Gardiner, Sheldon
& Shauna
40,000
Gilmore, John
2,000
Giraffe Corp.
10,188
Grad, Jane
18,339
Grunwald, Richard
25,000
Heatherdale
Consulting
Services
16,301
Huff, Evelyn
4,890
Hurlbert, John &
Irma
10,188
Jarrell, James
10,000
Leadbeater, Tricia
2,038
Leitch, Ardine
20,000
Mackie, Andrew
30,377
Meininger, Anne
14,000
Mele, Francesco
10,000
OCD Investment
Corp.
50,000
Oldridge, Lisa
16,301
Osadchuk, Darrell
& Carla
75,000
R.M. England
Professional Corp
10,188
Radtke, Emily
30,377
RFM Capital
101,884
Ritchie, Rob
40,753
Robb, Chris
8,151
SBA Schmaltz Farms
Ltd.
10,000
Shafer, Jeff
14,000
Smith, Mike
20,377
Svendson, Donald
10,188
Thomas, Heather &
Brian
24,126
Webb, Archer
15,188
Wilson, Harvey
121,507
The Marilem Fund
323,014
LeSourd, Robert
20,000
LeSourd, Jean
18,226
McHardy, Rick
20,000
Gillett, Gary
10,000
Newson, Patricia
8,151
TOTAL
1,955,169


GRAND TOTAL
3,007,008